Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Earnings Computation:
Earnings before income taxes	$2,066,845	$797,534	$3,457,572	$1,950,575
Fixed charges	77,051	64,415	212,291	178,942
Total earnings as adjusted	$2,143,896	$861,949	$3,669,863	$2,129,517

Fixed Charges Computation:
Interest Expense	$66,338	$55,480	$182,997	$152,664
Assumed interest element included in rent expense	10,713	8,935	29,294	26,278
Total fixed charges	$77,051	$64,415	$212,291	$178,942

Ratio of earnings to fixed charges	27.8	13.4	17.3	11.9